Exhibit 21.1

SUBSIDIARIES OF ARALEZ PHARMACEUTICALS INC.

Entity Name	Jurisdiction of Incorporation or Formation
Aralez Luxembourg Finance	Luxembourg
Aralez Pharmaceuticals Holdings Limited	Ireland
Aralez Pharmaceuticals Management Inc.	Delaware, United States
Aralez Pharmaceuticals R&D Inc.	Delaware, United States
Aralez Pharmaceuticals Trading DAC	Ireland
Aralez Pharmaceuticals US Inc.	Delaware, United States
Halton Laboratories LLC	Delaware, United States
Medical Futures Inc.	Ontario, Canada
POZEN Inc.	Delaware, United States
Tribute Pharmaceuticals Canada Inc.	Ontario, Canada
Tribute Pharmaceuticals International Inc.	Barbados